Michael Paige PLLC
1120 20th Street, NW
Suite 300
Washington, DC 20036

June 2, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Royal Style Design, Inc.
SEC Comment Letter dated May 22, 2009
Registration Statement on Form S-1
Filed April 30, 2009
File No. 333-158924

Dear Sir/Madam:

This to confirm that the reference to the Florida Business Corporation Act in this firm’s opinion filed as Exhibit 5.1 to the captioned Registration Statement includes the statutory provisions and all applicable provisions of the Florida Constitution and any reported judicial decisions interpreting those laws.

Very truly yours,

MICHAEL PAIGE PLLC

By: /s/ Michael Paige
Michael Paige
Chief Executive Officer